UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Equinox Gold Corp.

British Columbia, Canada

(State or other jurisdiction of incorporation)

001-39038

(Commission File Number)

Suite 1501 - 700 West Pender Street

Vancouver, British Columbia, V6C 1G8

Canada

(Address of principal executive office)

Sebastian D'Amici

+1 (604)-558-0560

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,_________

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not Applicable

Item 1.02 - Exhibit

Not Applicable

SECTION 2 - RESOURCE EXTRACATION ISSUER DISCLOSURE

Item 2.01 - Resource Extraction Issuer Disclosure and Report

Equinox Gold Corp. ("Equinox Gold") is subject to Canada's Extractive Sector Transparency Measures Act ("ESTMA"). Equinox Gold is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024, to satisfy the requirements of Item 2.01.  Equinox Gold's ESTMA report is available on Equinox Gold's website at https://www.equinoxgold.com/financials/ or on the Government of Canada's website at https://natural-resources.canada.ca/estma-data. The payment disclosure required by Form SD is included as Exhibit 2.01 to this report.

SECTION 3 - EXHIBITS

Item 3.01 - Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOX GOLD CORP.
(Registrant)

Date: May 29, 2025	By:	/s/ Sebastian D'Amici
Name: Sebastian D'Amici
Title: SVP Finance & Treasury